EXHIBIT 12.1
PrivateBancorp, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year Ended December 31,
Three Months Ended March 31, 2007	2006	2005	2004	2003	2002
Including Interest on Deposits
Earnings:
Earnings before income taxes	$13,459	$54,404	$45,879	$34,980	$24,375	$13,589
Fixed charges from below	43,086	139,837	80,114	39,568	30,354	31,241
Earnings	$56,545	$194,241	$126,023	$74,548	$54,729	$44,830
Fixed Charges:
Interest expense	$43,086	$139,837	$80,114	$39,568	$30,354	$31,241
Interest portion of fixed rentals(1)	—	—	—	—	—	—
Total interest expense	$43,086	$139,837	$80,114	$39,568	$30,354	$31,241
Ratio of Earnings to Fixed Charges	1.31x	1.39x	1.57x	1.88x	1.80x	1.43x

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$13,459	$54,404	$45,879	$34,980	$24,375	$13,589
Fixed charges from below	5,651	17,426	17,495	8,598	6,442	7,264
Earnings	$19,110	$71,830	$63,374	$43,578	$30,817	$20,853
Fixed Charges:
Interest expense excluding interest on deposits	$5,651	$17,426	$17,495	$8,598	$6,442	$7,264
Interest portion of fixed rentals(1)	$—	—	—	$—	$—	$—
Total interest expense	$5,651	$17,426	$17,495	$8,598	$6,442	$7,264
Ratio of Earnings to Fixed Charges	3.38x	4.12x	3.62x	5.07x	4.78x	2.87x
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(1)	The Company is not a party to any capital leases; therefore, this item is not applicable. All leases are operating leases.